Exhibit 12.1

CHARTER COMMUNICATIONS HOLDINGS, LLC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Three Months Ended March 31,
	2008	2007

Earnings
Loss from Operations before Minority Interest and Income Taxes	$(277)	$(300)
Fixed Charges	453	456

Total Earnings	$176	$156

Fixed Charges
Interest Expense	$444	$447
Amortization of Debt Costs	7	7
Interest Element of Rentals	2	2

Total Fixed Charges	$453	$456

Ratio of Earnings to Fixed Charges (1)	-	-

(1) Earnings for the three months ended March 31, 2008 and 2007 were insufficient to cover fixed charges by $277 million and $300 million, respectively. As a result of such deficiencies, the ratios are not presented above.